Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated July 21, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared on Bloomberg.com on July 16, 2009.

                This article was not prepared by or reviewed by LendingClub Corporation (the "Company") prior to publication. The publisher of this article is not affiliated with the Company. The Company made no payment and gave no consideration to this publisher in connection with the publication of this article or any other articles published by this publisher concerning the Company. Statements in this article that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

                We believe that it is appropriate to clarify and correct the following information included in this article:

* On the Company's platform investors do not loan money directly to borrowers and the Company does not package loans and sell them as notes. On the Company's platform investors have the opportunity to buy notes issued by the Company. The proceeds of notes are designated by the investors who purchase the notes to fund a corresponding member loan originated through the platform to an individual consumer. The notes are special, limited obligations of the Company only and not obligations of any borrower.

* The Company's minimum FICO score for member loan listing is 660, not 713. The average is 713 FICO.

* The average annualized net return for investors on the Company's platform was 9.6% as of July 13, 2009. Although a number of investors on the platform have obtained average annualized net returns of 12% or greater, other investors on the platform have earned annualized net returns significantly below 9.6%.

* The Company does not believe that consumers are likely to refinance as much as $159 billion in credit-card debt with peer-to-peer lending by 2012.

* The Company does not believe that the peer-to-peer lending industry is likely to grow to more than $100 billion in annual loans in 2012.

                In addition to the above clarifications and corrections, you should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Peer-to-Peer Lending Lures Investors With 12% Return (Update2)

By Peter J. Brennan

July 16 (Bloomberg) -- Scott Langmack has given more than $600,000 in unsecured loans to strangers.

"I can reliably get 12 percent, worst case 9 percent," said Langmack, 50, a former Microsoft Corp. marketing executive who began investing in so-called peer-to-peer lending last year. "I can't find anything that gives me this kind of confidence."

Investors loan money directly in peer-to-peer, or P2P lending, to borrowers through firms such as LendingClub.com, which package the loans and sell them as notes, bypassing banks and credit-card issuers. The industry may grow to more than $100 billion in annual loans in 2012 from about $500 million this year as borrowers seek ways to reduce their costs, said Ed Kountz, a consumer payments analyst at market research firm Forrester Research Inc. in Cambridge, Massachusetts.

P2P lending offers a way for borrowers to get access to money for home, auto and student bills as banks scale back lending during the deepest U.S. recession since World War II. The Federal Reserve's quarterly survey of senior loan officers released May 4 showed about 65 percent of banks lowered credit limits on new or existing credit-card customers, up from 45 percent in the January survey.

"It's a great opportunity for investors to compete with banks, which have largely been ripping off the public with their high rates," said Alan Lysaght, a Toronto-based author of financial advice books such as "The ABCs of Making Money."

Investors, discouraged by stock market returns, are turning to P2P sites, said Renaud Laplanche, chief executive officer and founder of Sunnyvale, California-based LendingClub.com, which started in 2007 and now has 17,000 lenders averaging $2,500 in loans.

Market Decline

The Standard & Poor's 500 Index declined 38 percent last year, the most since 1937. Yields on 1-year certificates of deposit fell to 1.88 percent on July 10 from a five-year high of 5.62 percent in July 2006, data compiled by Bloomberg show.

LendingClub's loans more than doubled to $12.5 million in the second quarter from $5.3 million in the fourth quarter following the firm's registration last October with the U.S. Securities and Exchange Commission, Laplanche said. Peer-to- peer companies must register because the loans are considered securities, SEC spokesman John Nester said.

"What E*Trade did to the stock brokerage industry, we're doing to the banking industry," said Laplanche, referring to how E*Trade Financial Corp. led to lower trading commissions. "A lot of good borrowers found themselves paying 24 percent interest on credit balances. They use our Web site to refinance those to 13 percent to 14 percent interest rates."

Less Regulated

While P2P lending may grow, it isn't as regulated as banks, which provide deposit insurance, said Carol Kaplan, a spokeswoman for the American Bankers Association in Washington.

"Investors have to question whether they want to do business with a cottage industry," Kaplan said. "Banks are trying to control their risks by not granting credit to some people who may have a credit card, but are less than desirable borrowers."

Among the risks of P2P loans are insufficient information to determine whether borrowers will repay, said Ken Naehu, who manages more than $2 billion in fixed income at Bel Air Investment Advisors LLC in Los Angeles. He said he can purchase 10-year California state tax-free bonds that yield about 5 percent. S&P rates California the lowest U.S. state, giving their general obligation bonds an A grade, the sixth-highest of 10 investment levels.

'Dangerous Place'

"If you use that as a barometer, you can get a very low risk investment in comparison to these type of loans," Naehu said. "It's a dangerous place to be for the unsophisticated."

Langmack, who makes loans through LendingClub.com, said investors can lose their entire investment. He said he spreads the risk by lending money on about 1,400 loans. He estimated about 15 borrowers are delinquent, meaning more than 15 days late in payments and two are in default.

"If you have a great credit rating and a solid job in a solid industry, then I like that person," said Langmack, who lives in Hillsborough, California. He said he also plans to invest in the Web site and declined to specify an amount.

Typical borrowers want to consolidate balances from credit cards with higher interest rates and seek a three-year loan from a minimum $1,000 to a maximum $25,000, Laplanche said. LendingClub rates the loans based on an applicant's credit score with a minimum requirement of 713. Interest rates range from almost 7.4 percent to 20.1 percent depending on a borrower's credit history.

No Responses

Jim Beach, 39, a Los Angeles-based technical writer who was paying as much as 19 percent on $2,000 in credit-card debt, sought to refinance at local banks.

"I wasn't getting responses from the banks for loans, not even at high rates," Beach said. At LendingClub, he said he pays 12.8 percent on a $2,000 loan funded by 45 people. "The way it's set up, it's more like a utility bill and less like I have to become stressed and possibly miss a payment," he said.

Investors earned an average annualized net return of 9.6 percent as of July 13, according to LendingClub's Web site. When delinquencies occur, the company tries to work out a new payment with the borrower or sends the loan to a bill collector. LendingClub's default rate is 3 percent, Laplanche said. Credit card write-offs, or loans that aren't expected to be repaid, exceeded 10 percent in June, data compiled by New York-based Fitch Ratings show.

Growing Market

Consumers may refinance as much as $159 billion by 2012 in credit-card debt with P2P, according to a January study by Pleasanton, California-based Javelin Strategy & Research conducted for LendingClub.

Other companies specializing in P2P lending are IOUcentral.com, Zopa.com, and Loanio.com.

Prosper.com, a P2P lender based in San Francisco, said it originated $179 million in loans from 2006 until October 2008 when it shut down to register with the SEC.

A class-action lawsuit filed last November in San Francisco accused the company of selling unregistered securities that caused plaintiffs to suffer losses. Prosper.com, which said it obtained SEC registration and restarted lending July 14, plans to "vigorously" defend itself, spokeswoman Tiffany Fox said in an e-mail.

Market Share

The industry can get a "a sizeable percentage" of the almost $3 trillion in U.S. unsecured debt, said Chris Larsen, co-founder and chief executive officer of Prosper.

Growth may continue if institutional investors jump in, Larsen said. Prosper's Web site differs from LendingClub by permitting lenders to bid on the interest rates for particular borrowers.

"This is a new asset class that is easily diversified," Larsen said. "People are going to be able to find some great returns."